
February 4, 2010

R. Scott Horner
Executive Vice President and Chief Financial Officer
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, NJ 08054

> **Re:** **Sterling Banks, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 21, 2010**
> **File No. 333-133649**

Dear Mr. Horner:

We have reviewed your response letter filed February 1, 2010 and have the following comments.

Form 8-K – Filed January 21, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements
or a Related Audit Report or Completed Interim Review

1.   We note from your response to comment 1 of our letter dated January 25, 2010 that you intend to file your amended June 30, 2009 and September 30, 2009 Forms 10-Q by the end of February 2010. Please disclose this information in your revised Form 8-K.

2.   We note from your response to comment 2 of our letter dated January 25, 2010 that you determined on January 14, 2010 that you would amend and restate your call reports and financial statements for the periods ended June 30, 2009 and September 30, 2009. Please revise your Form 8-K to disclose this information as the present disclosures only reference the June 30, 2009 call report. Also, in your revised Form 8-K please provide an enhanced discussion of the facts underlying the conclusion on the error including, for instance, quantitative impact of the error on each of the two previously issued interim financial statements and significant line items contained within, and the impact this adjustment has on your asset quality and capital ratios for each of these periods.

3.   We note your response to comment 3 of our letter dated January 25, 2010. Please confirm that you will describe the effect of the restatement on the officers'

conclusions regarding the effectiveness of the company's disclosure controls and procedures in your amended Forms 10-Q for the quarters ended June 30, 2009 and September 30, 2009, when filed. Your response states that this information will be disclosed in the Company's next periodic filing requiring such disclosure.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief